UNITED STATES					OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION					OMB Number:	3235-0101
Washington, D.C. 20549					Expires:	June 30, 2020
Estimated average burden
FORM 144					hours per response	1.00
NOTICE OF PROPOSED SALE OF SECURITIES					SEC USE ONLY
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933					DOCUMENT SEQUENCE NO.

CUSIP NUMBER
ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.
1 (a) NAME OF ISSUER (Please type or print)		(b) IRS IDENT. NO.	(c) S.E.C. FILE NO.		WORK LOCATION
ADVENT CLAYMORE CONVERTIBLE SECURITIES & INCOME FUND II		20-8925400	005-84308
1 (d) ADDRESS OF ISSUER	STREET	CITY	STATE	ZIP CODE	(e) TELEPHONE NO
888	7th Avenue	NEW YORK	NY	10019	AREA CODE 212	NUMBER 482-1600

2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD	(b) RELATIONSHIP TO ISSUER	(c) ADDRESS STREET		CITY	STATE	ZIP CODE
ADVENT CAPITAL MANAGEMENT /DE/	SEE NOTE	888 7th Avenue, 31st FLOOR		NEW YORK	NY	10019

INSTRUCTION:  The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3 (a)	(b)	SEC USE ONLY	(c)	(d)	(e)	(f)	(g)
Title of the Class of Securities To Be Sold	Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	Broker-Dealer File Number	Number of Shares or Other Units To Be Sold (See instr. 3(c))	Aggregate Market Value (See instr. 3(d))	Number of Shares or Other Units Outstanding (See instr. 3(e))	Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	Name of Each Securities Exchange (See instr. 3(g))
Common Shares of Beneficial Interest	BNY Mellon Capital Markets, LLC 101 Barclay St. New York, NY 10286		554,000 SEE NOTE	$3,501,280 as of 8/8/17	32,196,876	On or after 8/9/17	NYSE

INSTRUCTIONS:
1.	(a)	Name of issuer	3.	(a)	Title of the class of securities to be sold
	(b)	Issuer's I.R.S. Identification Number		(b)	Name and address of each broker through whom the securities are intended to be sold
	(c)	Issuer's S.E.C. file number, if any		(c)	Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
	(d)	Issuer's address, including zip code		(d)	Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
	(e)	Issuer's telephone number, including area code		(e)	Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
				(f)	Approximate date on which the securities are to be sold
2.	(a)	Name of person for whose account the securities are to be sold		(g)	Name of each securities exchange, if any, on which the securities are intended to be sold
	(b)	Such person's relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
	(c)	Such person's address, including zip code
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	SEC 1147 (08-07)

TABLE I — SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common Shares of Beneficial Interest	2/13/17 2/10/17 12/30/16 12/29/16 12/28/16 12/27/16 12/23/16 11/30/16 11/10/16 10/21/16 10/11/16 9/23/16 9/20/16 9/15/16 9/12/16 9/7/16 8/31/16 8/30/16 8/29/16	PURCHASE PURCHASE PURCHASE PURCHASE PURCHASE PURCHASE PURCHASE PURCHASE PURCHASE PURCHASE PURCHASE PURCHASE PURCHASE PURCHASE PURCHASE PURCHASE PURCHASE PURCHASE PURCHASE
OPEN MARKET PURCHASE
OPEN MARKET PURCHASE
OPEN MARKET PURCHASE
OPEN MARKET PURCHASE
OPEN MARKET PURCHASE
OPEN MARKET PURCHASE
OPEN MARKET PURCHASE
OPEN MARKET PURCHASE
OPEN MARKET PURCHASE
OPEN MARKET PURCHASE
OPEN MARKET PURCHASE
OPEN MARKET PURCHASE
OPEN MARKET PURCHASE
OPEN MARKET PURCHASE
OPEN MARKET PURCHASE
OPEN MARKET PURCHASE
OPEN MARKET PURCHASE
OPEN MARKET PURCHASE
OPEN MARKET PURCHASE
				33,000 21,000 17,100 50,000 50,000 31,300 42,000 9,600 31,029 10,000 20,000 20,000 7,500 7,500 15,000 16,900 86,271 56,600 29,200	2/13/17 2/10/17 12/30/16 12/29/16 12/28/16 12/27/16 12/13/16 11/30/16 11/10/16 10/21/16 10/11/16 9/23/16 9/20/16 9/15/16 9/12/16 9/7/16 8/31/16 8/30/16 8/29/16	Cash Cash Cash Cash Cash Cash Cash Cash Cash Cash Cash Cash Cash Cash Cash Cash Cash Cash Cash

INSTRUCTIONS:
If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II — SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds

REMARKS: NOTE: Advent Capital Management, LLC ("Advent"), a Delaware limited liability company, is the entity that is selling the shares of the Issuer referenced herein (the "Shares"). Advent is the investment manager of the Issuer. Tracy V. Maitland is the managing member, President and Chief Investment Officer of Advent and the Chairman, President and Chief Executive Officer of the Issuer. Mr. Maitland may be deemed to indirectly beneficially own Shares owned by Advent, by virtue of his control of Advent, for certain purposes under the Securities Act of 1933, as amended (the "Securities Act"), and/or the Securities Exchange Act of 1934, as amended. The number of Shares listed in Section 3(c) herein is the total number of Shares owned by Advent. The number of Shares that will be sold by Advent will not exceed the limits specified by Rule 144(e)(1) under the Securities Act.

INSTRUCTIONS:	ATTENTION:
See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed. If such person has adopted a written trading plan or given trading instructions to satisfy Rule 10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date.

DATE OF NOTICE	(SIGNATURE)

DATE OF PLAN ADOPTION OR GIVING OF INSTRUCTION, IF RELYING ON RULE 10B5-1
The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)

SEC 1147 (02-08)